UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 11)1

WHX Corporation
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

929248607
(CUSIP Number)

Warren G. Lichtenstein
Steel Partners Holdings L.P.
590 Madison Avenue, 32nd Floor
New York, New York 10022
(212) 520-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 6, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 929248607

1	NAME OF REPORTING PERSON STEEL PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,774,591
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,774,591
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,774,591
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 929248607

1	NAME OF REPORTING PERSON STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,774,591
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,774,591
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,774,591
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 929248607

1	NAME OF REPORTING PERSON STEEL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,774,591
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,774,591
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,774,591
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 929248607

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,774,591
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,774,591
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,774,591
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 929248607

1	NAME OF REPORTING PERSON JOHN H. MCNAMARA, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 929248607

1	NAME OF REPORTING PERSON JOHN J. QUICKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 929248607

1	NAME OF REPORTING PERSON GLEN M. KASSAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 929248607

1	NAME OF REPORTING PERSON JACK L. HOWARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,642
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 57,642
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 929248607

1	NAME OF REPORTING PERSON EMH HOWARD, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,642
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 57,642
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 929248607

The following constitutes Amendment No. 11 to the Schedule 13D filed by the undersigned (“Amendment No. 11”).  This Amendment No. 11 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by Steel Partners II, L.P., a Delaware limited partnership (“Steel Partners II”), Steel Partners Holdings L.P., a Delaware limited partnership (“Steel Holdings”), Steel Partners LLC, a Delaware limited liability company (“Partners LLC”), Warren G. Lichtenstein, EMH Howard, LLC, a New York limited liability company (“EMH”), Jack L. Howard, Glen M. Kassan, John H. McNamara, Jr. and John J. Quicke.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Steel Holdings is the sole limited partner of Steel Partners II.  Partners LLC is the manager of Steel Partners II and Steel Holdings and has been delegated the sole power to vote and dispose of the securities held by Steel Partners II and Steel Holdings.  Warren G. Lichtenstein is the manager of Partners LLC.  By virtue of these relationships, each of Steel Holdings, Partners LLC and Mr. Lichtenstein may be deemed to beneficially own the Shares owned by Steel Partners II.

Jack L. Howard is the President of Partners LLC.  EMH is an affiliate of Mr. Howard.  Glen M. Kassan is a Managing Director and operating partner of Partners LLC.  John H. McNamara, Jr. is a Managing Director and investment professional of Partners LLC.  John J. Quicke is a Managing Director and operating partner of Partners LLC.  Messrs. Howard, McNamara and Quicke are directors of the Issuer, Mr. Kassan is Vice Chairman and Chief Executive Officer of the Issuer and Mr. Lichtenstein is Chairman of the Issuer.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of (i) Steel Partners II GP LLC (“Steel Partners GP”), the general partner of Steel Partners II, (ii) Steel Partners Holdings GP LLC (“Steel Holdings GP”), the general partner of Steel Holdings, (iii) the executive officers of Partners LLC, (iv) the executive officers of Steel Partners GP and (v) the directors of Steel Holdings GP.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons or entities listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The principal business address of each of the Reporting Persons is 590 Madison Avenue, 32nd Floor, New York, New York 10022.

(c)           Steel Holdings is a global diversified holding company that engages or has interests in a variety of operating businesses through its subsidiary companies.  Steel Holdings may seek to obtain majority or primary control, board representation or other significant influence over the portfolio companies in which it holds an interest.  The principal business of Steel Partners II is holding securities for the account of Steel Holdings.  The principal business of Partners LLC is serving as the manager of Steel Partners II and Steel Holdings.  The principal occupation of Warren G. Lichtenstein is serving as the manager of Partners LLC.  The principal occupation of Jack L. Howard is serving as the President of Partners LLC and serving as a principal of Mutual Securities, Inc., a registered broker dealer.  EMH is a family-owned holding company whose principal business is investing in securities.  The principal occupation of Glen M. Kassan is serving as a Managing Director and operating partner of Partners LLC.  The principal occupation of John H. McNamara, Jr. is serving as a Managing Director and investment professional of Partners LLC.  The principal occupation of John J. Quicke is serving as a Managing Director and operating partner of Partners LLC.

CUSIP NO. 929248607

(d)           No Reporting Person nor any person or entity listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person nor any person or entity listed on Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of the individuals who are Reporting Persons or listed on Schedule A are citizens of the United States of America.  Each of the entities (other than EMH) who are Reporting Persons or listed on Schedule A are organized under the laws of the State of Delaware.  EMH is organized under the laws of the State of New York.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 4,774,591 Shares owned directly by Steel Partners II is approximately $68,941,889, including brokerage commissions.  The Shares owned directly by Steel Partners II were acquired with partnership funds.

The aggregate purchase price of the 57,642 Shares owned by EMH is approximately $184,280, including brokerage commissions.  The Shares owned by EMH were acquired with the working capital of EMH.

Set forth on Schedule B annexed hereto is the aggregate purchase price of the Shares beneficially owned, if any, by each of the directors of Steel Holdings GP.

Steel Partners II effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 12,178,565 Shares outstanding, which is the total number of Shares outstanding as of March 24, 2010 as reported in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2010.

As of the close of business on April 6, 2010, Steel Partners II owned directly 4,774,591 Shares, constituting approximately 39.2% of the Shares outstanding.  By virtue of their relationships with Steel Partners II discussed in further detail in Item 2, each of Steel Holdings, Partners LLC and Warren G. Lichtenstein may be deemed to beneficially own the Shares owned by Steel Partners II.

CUSIP NO. 929248607

As of the close of business on April 6, 2010, EMH beneficially owned 57,642 Shares, constituting less than 1% of the Shares outstanding.  By virtue of his relationship with EMH discussed in further detail in Item 2, Jack L. Howard may be deemed to beneficially own the Shares owned by EMH.

Messrs. Kassan, McNamara and Quicke do not currently own any Shares.

Set forth on Schedule B annexed hereto is the aggregate number and percentage of Shares beneficially owned, if any, by each of the directors of Steel Holdings GP.  Unless otherwise indicated thereon, each of the persons listed on Schedule B has (i) the sole power to vote and dispose of the Shares they beneficially own, if any, and (ii) the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that they beneficially own, if any.

Item 5(c) is hereby amended to add the following:

(c)           Schedule C annexed hereto lists all transactions in the Shares by the Reporting Persons during the past sixty days.  All of such transactions were effected in the open market pursuant to a Rule 10b5-1 Purchase Trading Plan adopted by Steel Partners II.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 6, 2010, Steel Partners II terminated that certain Purchase Trading Plan Agreement (the “Agreement”), dated December 11, 2009, by and between Steel Partners II and Mutual Securities, Inc., a registered broker-dealer.  The Agreement established a trading plan to effect purchases of Shares of the Issuer in compliance with all applicable laws, including, without limitation, Section 10(b) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Rule 10b5-1.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1           Powers of Attorney.

CUSIP NO. 929248607

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2010	STEEL PARTNERS II, L.P.

	By:	Steel Partners II GP LLC General Partner

	By:	/s/ Sanford Antignas
Sanford Antignas Chief Operating Officer

STEEL PARTNERS HOLDINGS L.P.

By:	Steel Partners Holdings GP LLC General Partner

By:	/s/ Sanford Antignas
Sanford Antignas Chief Operating Officer

STEEL PARTNERS LLC

By:	/s/ Sanford Antignas
Sanford Antignas Chief Operating Officer

/s/ Sanford Antignas
SANFORD ANTIGNAS as Attorney-In-Fact for Warren G. Lichtenstein

/s/ Sanford Antignas
SANFORD ANTIGNAS as Attorney-In-Fact for John J. Quicke

/s/ John H. Mcnamara, Jr.
JOHN H. MCNAMARA, JR.

/s/ Glen M. Kassan
GLEN M. KASSAN

CUSIP NO. 929248607

/s/ Jack L. Howard
JACK L. HOWARD

EMH HOWARD, LLC

By:	/s/ Jack L. Howard
Jack L. Howard Managing Member

CUSIP NO. 929248607

SCHEDULE A

General Partner of Steel Partners II, L.P.

Name	Present Principal Business	Business Address
Steel Partners II GP LLC	General Partner of Steel Partners II, L.P.	590 Madison Avenue, 32nd Floor New York, NY 10022

General Partner of Steel Partners Holdings L.P.

Name	Present Principal Business	Business Address
Steel Partners Holdings GP LLC	General Partner of Steel Partners Holdings L.P.	590 Madison Avenue, 32nd Floor New York, NY 10022

Executive Officers of Steel Partners LLC

Name and Position	Present Principal Occupation	Business Address
Warren G. Lichtenstein, Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022
Jack L. Howard, President	President of Steel Partners LLC, a global management firm, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022
Sanford Antignas, Managing Director, Chief Operating Officer and Secretary	Managing Director, Chief Operating Officer and Secretary of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022
Michael Falk, Vice President, Chief Financial Officer, Treasurer and Assistant Secretary	Vice President, Chief Financial Officer, Treasurer and Assistant Secretary of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP NO. 929248607

Executive Officers of Steel Partners II GP LLC

Name and Position	Present Principal Occupation	Business Address
Warren G. Lichtenstein, Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022
Jack L. Howard, President	President of Steel Partners LLC, a global management firm, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022
Sanford Antignas, Managing Director, Chief Operating Officer and Secretary	Managing Director, Chief Operating Officer and Secretary of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

Directors of Steel Partners Holdings GP LLC

Name	Present Principal Occupation	Business Address
Anthony Bergamo	Vice Chairman of MB Real Estate, a property management company	c/o MB Real Estate 335 Madison Avenue, 14th Floor New York, NY 10017
John P. McNiff	Partner of Mera Capital Management LP, a private investment partnership	c/o Mera Capital Management LP 161 Washington Street, Suite 1560 Conshohocken, PA 19428
Joseph L. Mullen	Managing Partner of Li Moran International, Inc., a management consulting company	c/o Li Moran International 611 Broadway, Suite 722 New York, NY 10012
General Richard I. Neal	President of Audio MPEG, Inc., a licensor of intellectual property	c/o Audio MPEG, Inc. 66 Canal Center Plaza, Suite 750 Alexandria, VA 22314
Allan R. Tessler	Chairman and Chief Executive Officer of International Financial Group, Inc., an international merchant banking firm	c/o International Financial Group, Inc. 2500 North Moose Wilson Road Wilson, WY 83014
Warren G. Lichtenstein	Chairman and Chief Executive Officer of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022
Sanford Antignas	Managing Director, Chief Operating Officer and Secretary of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP NO. 929248607

SCHEDULE B

Interest in Securities of the Issuer by the Directors of Steel Partners Holdings GP LLC

Name	Number of Shares Beneficially Owned	Percentage	Aggregate Cost

Anthony Bergamo	10	Less than 1%	$6.94

CUSIP NO. 929248607

SCHEDULE C

Transactions in the Securities of the Issuer
During the Past Sixty Days

Class of Security	Securities Purchased	Price ($)	Date of Purchase

STEEL PARTNERS II, L.P.

Common Stock	24,500	2.0000	02/05/10
Common Stock	9,903	2.0000	02/17/10